19010890

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2018 (MM/DD/YY) AND ENDING May 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 2700
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Suite 1700 (Address) San Francisco (City) CA (State) (Zip Code)

SEC
Mail Processing
Section
JUL 30 2019
Washington DC
406

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Richard E. Dirickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF Sentry Securities, Inc., as of May 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

DILLON JOSEPH CRAIG
Notary Public - California
San Francisco County
Commission # 2264481
My Comm. Expires Oct 26, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco }

On July 29th 2019 before me, Dillon Craig, Notary Public,
Date Here Insert Name and Title of the Officer

personally appeared Richard Drickson
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

DILLON JOSEPH CRAIG
Notary Public - California
San Francisco County
Commission # 2264481
My Comm. Expires Oct 26, 2022

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer 1	Signer 2
Signer's Name: ____	Signer's Name: ____
☐ Corporate Officer – Title(s): ____	☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other: ____	☐ Other: ____
Signer is Representing: ____	Signer is Representing: ____

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SF Sentry Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2019, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2008.]

EISNERAMPER LLP
San Francisco, California
July 29, 2019

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2019

Assets

Cash	$ 397,866
Commissions receivable	1,316,810
Total assets	$ 1,714,676

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 1,326,477
Due to Affiliate	42,844
Total liabilities	1,369,321
Stockholders' equity:	
Common stock - no par value; authorized 100,000 shares, issued and outstanding 55,000 shares	95,000
Retained earnings	250,355
Total stockholders' equity	345,355
Total liabilities and stockholders' equity	$ 1,714,676

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2019

Revenues:	
Private placement fees	$ 6,041,496
Securities commissions	389,450
Total revenues	6,430,946
Expenses:	
Commission Expense	5,764,547
Rent and office expenses	203,758
Clearance and execution fees	109,646
Taxes and licenses	8,373
Employee compensation and benefits	225,855
Professional fees	35,700
Total expenses	6,347,879
Net income before income tax	83,067
Income tax provision	(4,807)
Net income	$ 78,260

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2019

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, May 31, 2018	55,000	$ 95,000	$ 172,095	$ 267,095
Net income	-	-	78,260	78,260
Balances, May 31, 2019	55,000	$ 95,000	$ 250,355	$ 345,355

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2019

Cash flows from operating activities:	
Net income	$ 78,260
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable and other	(1,151,363)
Increase in due to affiliates	5,671
Increase in accounts payable and accrued liabilities	1,097,886
Total adjustments	(47,806)
Net cash provided by operating activities	30,454
Net increase in cash	30,454
Cash, beginning of year	367,412
Cash, end of year	$ 397,866
Supplemental information:	
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

SF Sentry Securities, Inc. (the "Company") was incorporated on June 25, 1990 in the state of California. In November 1990, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities and private placement fees. Royal Bank of Canada (RBC) provides clearing services to the Company.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The company also maintains its cash in a deposit accounts with RBC which is not federally insured. Additionally the $100,000 cash is held in a deposit account at RBC which is a requirement of the clearing firm.

Revenue from Contracts with Customers

On June 1, 2018, the company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the modified retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligations over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple actions, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include the variable consideration into the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be

resolved and the amount of consideration that is susceptible to factors outside the Company's influence, such as market volatility or the judgement and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customer:

Private placement services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Private placement fees are contingent on the completion of the contracts and are calculated based on closing price.

Commission income and related expenses arising from securities transactions are also recorded on a trade-date basis as reported by the clearing broker. Principal transactions revenue and related expenses arising from principal transactions are also recorded on a trade-date basis.

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There is no deferred revenue as May 31, 2019. Contract costs – direct incremental costs to obtain a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at May 31, 2019.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based on upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

1. Summary of Business and Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Related Party Transactions

R. Dirickson owns 95% of the Company and owns 50% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company are also employees of San Francisco Sentry Investment Group, Inc.

R. Dirickson is also a 99% owner and member of SF Sentry, LLC.

The Company is also affiliated through an operations umbrella with the following investment advisors: Sentry Advisors LLC, and Fideras Series LLC.

The Company has an expense sharing agreement with San Francisco Sentry Investment Group under which the affiliate may submit expenses to the Company for reimbursement. The expense sharing agreements allows for reimbursement of certain employees compensation, related benefits, payroll taxes and rent. During the year ended May 31, 2019, San Francisco Sentry Investment Group submitted expenses to the Company in the amount of $180,920 in accordance with the expense sharing agreement. In addition San Francisco Sentry Investment Group allocated additional expenses totaling $264,014. to the Company as a result of certain additional expenses that were incurred during the year. The expenses comprised Employee compensation and benefits of $170,954, Commission expense of $70,932. and Rent and office of $22,128. which are included in the accompanying statement of operations. The Company reimburses San Francisco Investment Group from time to time at its discretion.

During the year ended May 31, 2019, the Company earned $346,775 in securities commissions from accounts managed by the affiliated registered investment advisors.

During the year ended May 31, 2019 the company earned private placement fees from transacting in the private placement of securities of private companies. One registered representative of the Company is also an investor in one of these private companies through his family vehicles and one registered representative is also related to a current officer and/or director of one of these private companies. The private placement fees earned from the transactions in private placement of stock of these private companies described above total $593,502 during the year ended May 31, 2019.

4. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2019.

5. Lease Obligations

Until October 2010, the Company leased office space along with two affiliated companies, which was accounted for as an operating lease. Effective November 1, 2010, an affiliated company signed a new lease agreement with the landlord and the Company ceased to be the signatory on the lease. Effective the same day, the Company entered into a sub-lease agreement with the affiliated company to lease part of the office on a month-to-month basis. This lease can be cancelled at any time and is accounted for as an operating lease. There are no future minimum lease payments to the affiliate under the lease. Rent expense for the year ended May 31, 2019 was approximately $120,000.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2019, the Company had net capital of $292,906 which was $192,906 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.92 to 1. The Company claims an exemption under Rule 15c3-3(k)(2)(i)and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

7. Income Taxes

The components of income tax expense for the year ended May 31, 2019 are as follows:

Current	
State	$ 4,807
Income tax expense	$ 4,807

For California state income tax purposes, at May 31, 2019, the Company had a net operating loss carryforward totaling $ 327,583. which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2028 through 2038. For Federal income tax purposes, at May 31, 2019, the Company had a net operating loss carryforward totaling $205,733 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2036 through 2038.
The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain. The Company believes the net effect of temporary differences is immaterial and has not recorded any deferred tax assets or liabilities resulting from these temporary differences.

SUPPLEMENTARY INFORMATION

SCHEDULE I
Page 1 of 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2019

1. Total ownership equity from Statement of Financial Condition			345,355	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			345,355	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 345,355	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	52,449	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			292,906	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 292,906	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2019

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 91,288	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14. Excess net capital (line 10 less 13)		$ 192,906	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$ 155,974	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 1,369,321	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 1,369,321	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			467.50%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2019

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2019

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2019

1. Reconciliation of Computation of Net Capital with Company's Computation (included in Part II of Form X-17A-5 as of May 31, 2019)

	Net Capital	Aggregate Indebtedness	Percentage
Computation as reported in Company's Part II of Form X-17A-5 FOCUS report (unaudited)	$ 292,906	$ 1,369,321	467.50%
Adjustments:	-	-	
Computation per Schedule I (audited)	$ 292,906	$ 1,369,321	467.50%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and (ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SF Sentry Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SF Sentry Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) and (ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 29, 2019

San Francisco Sentry

100 Pine Street, Suite 2700
San Francisco, CA 94111
www.sfsentry.com

p 415.229.9000
f 415.434.8043

SF Sentry Securities' Exemption Report

SF Sentry Securities' (the "Company") is a registered broker-dealer subject t to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") .This Exemption Report was prepared as required by 17 C.F.R. §240 .17a-5(d) (I) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R . §2 40.15c3-3 under the following provisions of 17C.F.R. §240 .15c3-3 (k) (2) (i) and (ii).

The Company met the identified exemption provisions in 17 C.F. R. § 240.15c3-3(k)(2)(i) and (ii) throughout the most recent fiscal year without exception .

SF Sentry Securities, Inc.

I, Richard E. Dirickson, affirm that, to the best of my knowledge and belief, this exemption Report is true and correct.

By: ______________________

Chairman

July 25, 2019

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
SF Sentry Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by SF Sentry Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended May 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended May 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended May 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended May 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 29, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 5/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5

8-43101 FINRA MAY 11/19/1990
S F SENTRY SECURITIES INC
100 PINE STREET STE 2700
SAN FRANCISCO, CA 94111-5102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,482.74

B. Less payment made with SIPC-6 filed (exclude interest) (2,890.17)

______ Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,592.57

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,592.57

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 5,592.57

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SF SENTRY SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 12 day of July, 20 2019

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 6/1/2018 and ending 5/31/2019

Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 6,430,946

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 775,786

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d SIPC Net Operating Revenues $ 5,655,160

2e General Assessment @ .0015 $ 8,482.74

(to page 1, line 2.A.)